02029315

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended December 31, 2001

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the Transition Period From _____ to ____

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION 1997 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation 1997 Employee Stock Purchase Plan

By: Microsoft Corporation

Date: March 29, 2002

John G. Connors,
Senior Vice President; Chief Financial Officer

MICROSOFT CORPORATION 1997 EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS FOR EACH OF THE THREE YEARS ENDED DECEMBER 31, 2001, AND INDEPENDENT AUDITORS' REPORT

MICROSOFT CORPORATION 1997 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Plan Administrator
Microsoft Corporation
1997 Employee Stock Purchase Plan
Redmond, Washington

We have audited the accompanying statements of assets available for benefits of Microsoft Corporation 1997 Employee Stock Purchase Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the three years ended December 31, 2001. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Seattle, Washington
March 1, 2002

MICROSOFT CORPORATION
1997 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash	$ 962,403	$ 489,231
ASSETS AVAILABLE FOR BENEFITS	$ 962,403	$ 489,231

See notes to financial statements.

MICROSOFT CORPORATION
1997 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
EACH OF THE THREE YEARS ENDED DECEMBER 31, 2001

	2001	2000	1999
ADDITIONS:			
Employee contributions, net	$ 246,842,523	$ 190,840,573	$ 162,952,988
DEDUCTIONS:			
Cost of shares purchased	246,369,351	191,365,386	162,977,096
CHANGES IN ASSETS AVAILABLE FOR BENEFITS	473,172	(524,813)	(24,108)
ASSETS AVAILABLE FOR BENEFITS:			
Beginning of period	489,231	1,014,044	1,038,151
End of period	$ 962,403	$ 489,231	$ 1,014,043

See notes to financial statements.

NOTE 1: THE PLAN

The Microsoft Corporation 1997 Employee Stock Purchase Plan (the Plan) commenced on January 1, 1997. The following provides only general Plan information; participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General: The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially all employees of Microsoft Corporation (the Company) who are considered "regular employees" of Microsoft, whose hire date is on or before the first business day of the ESPP period and where customary employment is greater than 20 hours per week and for more than five months in any calendar year.

Contributions: Participants may make contributions to the Plan through payroll deductions (not exceeding 10% of their compensation) for the purpose of purchasing the Company's common stock. Participants are given the opportunity to purchase shares on June 30 and December 31 of each year until such time as the Plan is terminated (see Termination of the Plan). The maximum number of shares that will be offered under the 1997 Plan is 80,000,000.

Options granted and withdrawals: Participants are granted the option to purchase shares of Microsoft Corporation common stock from the Company at 85% of the lesser of the fair market value on the first or last business day of each six-month period ending June 30 or December 31. If, prior to the end of any six-month period, a participant elects to withdraw from the Plan or has terminated, the Plan refunds any amounts withheld in that period plus any carryover from the previous period. Participants of the Plan purchased 5,410,166, 4,040,279, and 2,378,261 shares of Microsoft common stock during the years ended December 31, 2001, 2000 and 1999, respectively, with 60,316,696 shares reserved for future issue. Refunds from Participant withdrawals have not been significant.

Assets available for benefits: Assets available for benefits represent cash held by the Company on behalf of participants that was less than the amount necessary to purchase a full share and cash held by the Company representing participant contributions to the Plan greater than the cost of the maximum number of shares allowed to be purchased in a six-month period (see Limitations). Participants may carry over such amounts to the next period or may request a refund from the Plan.

Limitations: Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares under the Plan. Under the Plan no Participant may purchase more than 8,000 shares of stock during a six-month period or purchase shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year.

Plan administration: All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

NOTE 2: TERMINATION OF THE PLAN

The Plan shall terminate at the earliest of the following:

- December 31, 2002

- The date of the filing of a statement of intent to dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation

- The date the Board acts to terminate the Plan

- The date when all shares reserved under the Plan have been purchased

During 2002, plan management intends to obtain appropriate approval of a new Employee Stock Purchase Plan that would take effect January 1, 2003 and provide substantially similar benefits to that of the current plan.

In the event of a dissolution, merger or acquisition, the Company may permit a participating employee to exercise options to the extent that employee payroll deductions have accumulated. In the event of termination, Plan assets will be distributed to the Participants.

NOTE 3: LAWSUITS

On February 10, 1993 several " freelance " workers (e.g., independent contractors, temporary agency workers) who worked at Microsoft during the period between 1987 and 1990 filed a lawsuit against Microsoft Corporation in the United States District Court for the Western District of Washington, on behalf of themselves and a class of similarly situated individuals, for benefits they claimed they were entitled to under various Microsoft benefit programs including the Plan (*Vizcaino v. Microsoft*). In November 1998, plaintiff's counsel in *Vizcaino* filed a lawsuit for temporary workers not in the *Vizcaino* class as then currently defined (*Hughes v. Microsoft*). The claims in *Hughes* are similar to those alleged in *Vizcaino*. In the fall of 2000, Microsoft and the plaintiffs reached an agreement settling both cases for a cash payment of $97 million by Microsoft to the plaintiff class, thus bringing an end to over eight years of litigation. In March 2001, following a fairness hearing, the District Court overseeing the class cases gave final approval of the overall settlement, except for an issue between plaintiffs' counsel and the certain members of the plaintiff class concerning the attorneys' fees to be awarded to plaintiffs' counsel. On April 16, 2001, the District Court ruled on the attorney's fee issue, determining that plaintiffs' counsel should receive 28% of the settlement as payment for their attorneys' fees and litigation costs. The plaintiffs who objected to the attorneys' fee award have appealed the April 16 ruling to the U.S. Court of Appeals for the Ninth Circuit and a decision from the Appeals Court is expected shortly. Pursuant to the Settlement Agreement, following final approval by the District Court, the settlement amount has been paid by direct payment of Microsoft Corporation into an escrow account pending final resolution of all issues by the Court of Appeals.

NOTE 4: AMENDMENT

Effective January 1, 2002, the Plan was amended to increase the maximum contribution rate participants may elect through payroll deduction from 10% to 15%.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-16665 and 33-37622 of Microsoft Corporation on Form S-8 of our report dated March 1, 2002, appearing in this Annual Report on Form 11-K of the Microsoft Corporation 1997 Employee Stock Purchase Plan for the year ended December 31, 2001.

Deloitte & Touche LLP
Seattle, Washington

March 29, 2002